SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is the English translation of the letter dated November 5, 2019, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

In compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

Integral Result for the nine-month period (in ARS thousands)	09/30/2019	09/30/2018

Gain / Loss attributable to:
Company’s shareholders	2,002,556	2,804,641
Non-controlling interests	256,853	684,516

Equity Composition:
Capital stock	126,014	126,014
Comprehensive adjustment of capital stock	2,642,744	2,642,744
Additional paid-in capital	7,605,806	7,605,806
Legal Reserve	105,142	105,142
Reserve Resolution CNV 609/12	7,268,613	7,268,613
Futures Dividends Reserve	25,480,757	-
Special Reserve	33,162,125	6,067,331
Changes in non controlling interest	(96,447)	(53,194)
Retained earnings	(31,041,188)	43,384,871
Total attributable to the company's shareholders	45,253,566	67,147,327
Non-controlling interest	2,708,046	3,210,261
Total Shareholders’ Equity	47,961,612	70,357,588

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 126,014,050, divided into 126,014,050 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

Shareholders	Shares	Stake
IRSA Inversiones y Representaciones Sociedad Anónima[1]	103,787,456	82.36%
Minority Shareholders	22,226,594	17.64%

Below are the highlights for the three-months period of Fiscal Year 2020 ended September 30, 2019:

  ●
Net result for IQ20 registered a gain of ARS 2,259 million compared to a gain of ARS 3,489 million in IQ19. This is mainly explained by lower results from changes in fair value of investment properties during this period.

  ●
The Company’s Adjusted EBITDA for IQ20 reached ARS 1,484 million, decreasing in real terms by 2.6% compared to IQ19. Adjusted EBITDA for Shopping Malls decreased by 14.7% while Adjusted EBITDA for Office segment increased by 67.6%.

  ●
Our same Shopping Malls Sales grew by 46.2% in nominal terms (-5.1% in real terms) in IQ20 compared to IQ19 and the portfolio’s occupancy rate reached 94.3%.

  ●
On October 30, our Shareholders’ meeting approved a cash dividend for the sum of ARS 595 million (ARS/share 4.7217 and ARS/ADR 18.8868). Dividend yield 2.6%.

 1 Includes the stake of E-Commerce Latina S.A. and Tyrus S.A (Subsidiares of IRSA Inversiones y Representaciones Sociedad Anónima)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for relationship with the markets
Dated: November 5, 2019